NO ACT



UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

PE
12-06-07


07085573


RECD S.E.C.
DEC 2 1 2007
1086

December 21, 2007

Carol V. Schwartz
Senior Assistant Secretary
American Express Company
Corporate Secretary's Office
3 World Financial Center
200 Vesey Street, American Express Tower
New York, NY 10285-5001

Act: 1934
Section:
Rule: 14A-8
Public Availability: 12/21/2007

Re: American Express Company
Incoming letter dated December 6, 2007

Dear Ms. Schwartz:

This is in response to your letter dated December 6, 2007 concerning the submission to American Express by William Kuntz, III. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: William Kuntz, III
5275 Denise Dr
Dayton, OH 45429-1911



**American Express Company**
Corporate Secretary's Office
3 World Financial Center
200 Vesey Street, American Express Tower
New York, NY 10285-5001



December 6, 2007

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by William Kuntz, III

Ladies and Gentlemen:

American Express Company (the "Company") received on September 7, 2007 a proposal dated September 4, 2007 (the "Proposal") from William Kuntz, III (the "Proponent") for inclusion in the proxy materials for the Company's 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting"). The Proposal is attached to this letter as **Exhibit A**. The Company hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Company excludes the Proposal from its proxy materials for the 2008 Annual Meeting for the reasons set forth herein.

**GENERAL**

The 2008 Annual Meeting is scheduled to be held on April 28, 2008. The Company intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 10, 2008, and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, enclosed please find:

1. Six copies of this letter, which includes an explanation of why the Company believes it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice that the Company intends to exclude the Proposal from the Company's proxy materials for the 2008 Annual Meeting.


AMERICAN
EXPRESS

## SUMMARY OF PROPOSAL

The Proposal would require the Company to "pay to all shareholders of Record on the 1st of Sept [sic] 2007 a Special Dividend of $9.00 Cash per share within 30 days [of] the Completion of the Sale of the American Express International Bank."

## REASONS FOR EXCLUSION OF PROPOSAL

The Company believes that the Proposal may be properly excluded from the proxy materials for the 2008 Annual Meeting on two separate grounds. The Proposal may be excluded on procedural grounds pursuant to Rule 14a-8(b) because the Proponent failed to meet the eligibility requirements for shareholder proposals and subsequently failed to correct the procedural defects upon proper notification by the Company. Alternatively, the Proposal may be excluded upon substantive grounds pursuant to Rule 14a-8(i)(13) because it relates to specific amounts of cash dividends.

### 1. The Company may exclude the Proposal pursuant to Rule 14a-8(b) because the Proponent failed to meet the eligibility requirements for shareholder proposals.

Rule 14a-8(b) describes the eligibility requirements for submitting shareholder proposals. In order to demonstrate to a company that the shareholder is eligible to submit a proposal, the shareholder must state that the Proponent (i) will have "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date upon which the shareholder submitted the proposal, and (ii) intends to "continue to hold those securities through the date of the meeting."

The Proposal fails to meet the above Rule 14a-8(b) requirements. The Proposal contains no reference to any shares that Proponent holds, nor states Proponent's intention to continue holding such shares in the future.

Rule 14a-8(f) provides the shareholder an opportunity to cure procedural defects in a proposal. When a procedurally defective proposal is capable of being remedied, the company may not exclude it before first notifying the shareholder of the problem and the shareholder fails to adequately correct it. Such notification by the company must occur within fourteen calendar days of receiving the proposal and the shareholder's response must be postmarked or transmitted electronically no later than fourteen calendar days after the shareholder receives the company notice.

Here, the Company received the Proposal on September 7, 2007. On September 12, 2007, the Company sent a letter to Proponent's address of record informing him of the defects described above. This letter and the UPS delivery notification is attached to this letter as **Exhibit B**. The Company did not receive a response.

Because Proponent failed to meet the shareholder proposal eligibility requirements of 14a-8(b) and subsequently failed to correct the procedural defects in the Proposal upon proper notification by the Company pursuant to 14a-8(f), the Company respectfully submits that the Proposal may be excluded.



**2. The Company may exclude the Proposal pursuant to Rule 14a-8(i)(13) because it relates to specific amounts of cash dividends.**

Even if the procedural requirements of 14a-8(a) through 14a-8(d) had been satisfied, the Company believes it may exclude the Proposal on substantive grounds. Rule 14a-8(i)(13) provides that a company may exclude a shareholder proposal if it "relates to specific amount of cash or stock dividend."

The Division has consistently interpreted Rule 14a-8(i)(13) to permit the exclusion of stockholder proposals which call for the payment of a dividend of a particular dollar amount. See, e.g., Source Interlink Companies, Inc. (January 5, 2007) ($5 per share special dividend); Cisco Systems, Inc. (September 9, 2005) (vote for or against annual dividend); America International Group, Inc. (January 29, 2004) (dividend increase).

The Proposal here relates exclusively to a specified amount of cash dividend. The Proposal contains only a resolution that the Company pay "a Special Dividend of $9.00 Cash per share within 30 days [of] the Completion of the Sale of the American Express International Bank." Accordingly, the Company respectfully submits that the Proposal be excluded.

**CONCLUSION**

On the basis of the foregoing, the Company respectfully requests that the Division concur that the Proposal may be excluded from the Company's proxy materials for the 2008 Annual Meeting. Based on the Company's timetable for the 2008 Annual Meeting, a response from the Division by February 1, 2008 would be of great assistance.

Should you have any questions, or should you require any additional information regarding the foregoing, please do not hesitate to contact me at (212) 640-5714.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this manner.

Very truly yours,

Carol V. Schwartz
Senior Assistant Secretary

EXHIBIT A

Sept 4, 2007

Corp Secretary of the American Express Company
New York City, New York

Re: stockholder proposal

Sir/Madam:

I submit the following:

" Be it resolved that the Company shall pay to all shareholders of Record on the 1st of Sept 2007 a Special Dividend of $9.00 Cash per share within 30 days the Completion of the Sale of the American Express International Bank"

Respectfully Submitted,



William Kuntz, III
17 Surfside
Nantucket, Mass 02554

Address of record: 5275 Denise Dr, Dayton, Ohio 45429-1911

EXHIBIT B


AMERICAN
EXPRESS

**American Express Company**
Corporate Secretary's Office
3 World Financial Center
200 Vesey Street, American Express Tov
New York, NY 10285-5001

September 12, 2007

Mr. William Kuntz, III
5275 Denise Drive
Dayton, Ohio 45429-1911

Re: Your stockholder proposal

Dear Mr. Kuntz:

My office received your proposal on September 7, 2007. The Securities and Exchange Commission (SEC) proxy rules provide that American Express may exclude your proposal if you fail to follow the eligibility requirements to submit a proposal. Your proposal fails to follow the eligibility requirements because you have not provided American Express with a written statement that you intend to continue to hold at least $2,000 in market value of American Express common shares through the date of the next annual meeting of shareholders. You have also not specified that you intend to introduce this proposal at the next annual meeting of shareholders.

The SEC's proxy rules require that you adequately correct these deficiencies. Your response to American Express must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter notifying you of the deficiencies.

However, I wish to add that even if you cure the procedural deficiencies of your proposal, we believe that your proposal is not a proper subject for shareholder action and we intend to seek the SEC's concurrence to exclude your proposal on substantive grounds set forth in the SEC's proxy rules.

Very truly yours,

Stephen P. Norman
Secretary



**Delivery Notification**

Dear Customer,

This is in response to your request for delivery information concerning the shipment listed below.

| | |
|---|---|
| **Tracking Number:** | 1Z 21R 77V 01 9031 181 6 |
| **Reference Number(s):** | 021931771, 021931771 |
| **Service:** | NEXT DAY AIR |
| **Shipped/Billed On:** | 09/12/2007 |
| **Delivered On:** | 09/13/2007 9:49 A.M. |
| **Delivered To:** | 5275 DENISE DR<br>DAYTON, OH, US 45429 |
| **Location:** | PORCH |

Thank you for giving us this opportunity to serve you.

Sincerely,
United Parcel Service

Tracking results provided by UPS: 10/19/2007 10:39 A.M. ET

Sept 4, 2007



Corp Secretary of the American Express Company
New York City, New York

Re: stockholder proposal

Sir/Madam:

I submit the following:

" Be it resolved that the Company shall pay to all shareholders of Record on the 1st of Sept 2007 a Special Dividend of $9.00 Cash per share within 30 days the Completion of the Sale of the American Express International Bank"

Respectfully Submitted,



William Kuntz, III
17 Surfside
Nantucket, Mass 02554

Address of record: 5275 Denise Dr, Dayton, Ohio 45429-1911

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 21, 2007

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: American Express Company
Incoming letter dated December 6, 2007

The submission provides that American Express shall pay a special dividend of $9.00 per share to shareholders of record on September 1, 2007 within 30 days of an event specified in the proposal.

To the extent that the submission involves a rule 14a-8 issue, there appears to be some basis for your view that American Express may exclude the proposal under rule 14a-8(i)(13). Accordingly, we will not recommend enforcement action to the Commission if American Express omits the proposal from its proxy materials in reliance on rule 14a-8(i)(13). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which American Express relies.

Sincerely,



Gregory S. Belliston
Special Counsel

END